UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

planconsult

Telefônica Brasil S.A.

BUSINESS VALUATION OF GLOBAL VILLAGE TELECOM S.A. (GVT)

DISCOUNTED CASH FLOW METHOD

VOLUME ONE

Base Date: December/2014

INDEX

1	.	EXECUTIVE SUMMARY		3
		1.1	Key information and valuation report conclusions	3
		1.2	Criteria adopted and main assumptions	6
		1.3	Valuation Method	8
		1.4	Discount rate	9
		1.5	Value and Valuation methodology	9

2	.	GOAL		11

3	.	INFORMATION ABOUT THE APPRAISAL COMPANY		11
		3.1	Institution responsible for the appraisal report	11
		3.2	Description of the internal process for the appraisal report approval	15
		3.3	Identification and Qualification of the professionals responsible for this Valuation Report	15
		3.4	Disclaimer	16
		3.5	Commercial or credit information that may impact the valuation report	16
		3.6	Absence of conflict of interest	17

4	.	COMPANY PRESENTATION AND BUSINESS CONTEXT		18
		4.1	Brief history of the Company	18
		4.2	Brief description of the market segment	21
		4.3	Brief analysis of the sector where the Company operates	21
		4.4	Macroeconomic assumptions used in the preparation of the report	24
		4.5	Relevant investment projects that have been considered in the valuation, indicating the amounts involved and the financial impact	25

5	.	COMPANY'S VALUE BY DIFFERENT CRITERIA		25

6	.	METHODOLOGY CONSIDERATIONS		26

7	.	CASH FLOW ASSUMPTIONS		28
		7.1	Time Frame	28
		7.2	Discount Rate	28
		7.3	Sales revenues	29
		7.4	Operational Expenses	29
		7.5	Administrative, Commercial and Other Expenses	29
		7.6	Depreciation and amortization	29
		7.7	Interest and loan amortization	30
		7.8	Investiments	30
		7.9	Taxes	30
		7.10	Working Capital Variation	30
		7.11	Sinergies	30
		7.12	Observations regarding the valuation	30
		7.13	Subsequent Events	31
		7.14	Summary of Operating and Financial Projections	31

8	.	CONCLUSION		35

9	.	ANNEXES		36

1. EXECUTIVE SUMMARY

1.1 Key information and valuation report conclusions

The valuation of GVT Participações S.A. (“GVTPar”) and Global Village Telecom S.A. (GVT or Company), whose base date is December 31, 2014, utilized information from the 2012 to 2014 balance sheets as well as strategic projections, complemented by other documents, information and estimates, such as investment, debt, taxes, administrative and commercial expenses, and forecast evolution, provided by the management of GVT and Telefônica Brasil S.A. (Telefônica Brasil). The information provided is reasonable and reliable and reflects the best estimate in light of the Company's business plan. Considerations were made about future events, which may be changed, or modifying the conclusions.

This appraisal report is issued in the context of the acquisition, by Telefônica Brasil, of all shares issued by GVTPar, holder of 99.96% of the shares of GVT (Operational Company) and therefore its direct parent. The valuation in this Report was conducted taking into consideration the cash flow generated by GVT, and therefore, analyzing GVTPar on a consolidated basis. With this in mind, references are made to GVTPar interchangeably in relation to GVTPar and GVT and vice versa. The GVTPar is pure holding company, which holds, as its only asset, the investment in GVT.

The valuation report performed by Planconsult was not an audit of the information of GVT, provided by GVT and Telefônica Brasil, as GVT is a corporation audited by independent auditors.

The information processed did not have its validity and legal effects analyzed by Planconsult, as this analysis is beyond its professional scope.

Planconsult did not analyze the validity and enforceability of the liens or encumbrances on the properties of the Company. However, the figures for liens or encumbrances that we were informed by the Company were considered in our work.

Brief Description of Operation

Pursuant to the press release of September 18, 2014, date on which Vivendi SA, Société d'Investissements et de Gestion 72 SA ("FrHolding72"), Société d'Investissements et de Gestion SAS 108 ("FrHolding108" ), Telefônica Brasil, Telefónica, S.A. and, as consenting parties, GVTPar and GVT, signed a Stock Purchase Agreement and Other Covenants (Purchase and Sale Agreement). This Purchase and Sale Agreement has as its object the acquisition of the shares of GVTPar ( parent company of GVT) by Telefônica Brasil.l

As consideration for the acquisition of the shares of GVTPar by Telefônica Brasil, the latter will pay part of the price with financial resources and also with shares to be issued by it under the incorporation of shares of GVTPar by Telefônica Brasil, with the corresponding delivery of common and preferred shares issued by Telefônica Brasil for FrHolding108 to replace the GVTPar shares, subject to the number of shares negotiated between the parties and set out in the Purchase and Sale Agreement, as follows: (i) the amount of EUR 4.663 billion (four billion, six hundred sixty three million euros) corresponding portion of the price in financial resources that will be paid in cash on the closing date; and (ii) shares of Telefônica Brasil's equivalent to 12% of its common shares and 12% of its preferred shares after the merger of GVTPar shares, that will be delivered to FrHolding108.

1.2 Criteria adopted and main assumptions

This valuation was performed under an operating environment, according to the objective of the Company's bylaws. The Company is engaged in providing telecommunications services, including the transmission of voice, data and information; the sale of equipment and / or telecommunications and electronic accessories; and participation in other companies as a shareholder or member.

The following methods can be used to value a company:

a)  Weighted average price of the shares – not used in this case since GVT shares are not traded in a stock exchange or over-the-counter markets, and therefore is not an appropriate basis for the valuation of the company.

b)  Book value - not used in this case since it focuses the enterprise's past performance and does not take into account future projections of potential return of capital to the shareholders.

c)  Multiples of comparative transactions and market - not used in this case since the Company does not have shares traded on the stock exchange. Therefore, it is not possible to establish the relationship of values with other comparable companies.

d)  Net worth at market value – provides a "static picture" and therefore discarded. This methodology considers only the market value of tangible assets and liabilities adjusted to market value, not including therefore fair values of intangible assets, which are present in most of the companies, and therefore not considering the prospect of future profitability of the Company;

e) Free Cash Flow to Firm (FCFF) - is the used method, and the most appropriate in order to reflect the company's profitability perspective, also taking into account the value of the intangible assets.

The following information was the basis for the Valuation:

Ø Financial Statements and Balance Sheets of 2012 to 2014;

Ø Prospects of development of the Company's target markets, provided by GVT and Telefônica Brasil;

Ø Company's strategic planning complemented with other information, such as investment, debt, taxes, administrative and commercial expenses, as well as evolution forecast;Ø Discussions with executives of Telefônica Brasil regarding the past performance and expectations for the future of GVT’s business.

Macroeconomic assumptions of FCFF

The macroeconomic assumptions used in the projection of Free Cash Flow were prepared jointly by Planconsult and Telefônica Brasil, based on public information on the base date of 12/31/2014, and are described below:

	Source	Unit	2015	E	2016	E	2017	E	2018	E	2019	E	2020	E	2021	E	2022	E	2023	E	2024	E

Exchange Rate
Average	Focus	R$/US$	2,71		2,76		2,79		2,86		2,74		2,78		2,88		2,97		3,07		3,17
Final	Focus	R$/US$	2,78		2,81		2,84		2,92		2,74		2,83		2,92		3,02		3,12		3,22
Inflation
IPCA	Focus	%	6,66%		5,68%		5,73%		5,75%		5,75%		5,75%		5,75%		5,75%		5,75%		5,75%
IGP-M	Focus	%	6,14%		5,25%		4,50%		4,50%		4,50%		4,50%		4,50%		4,50%		4,50%		4,50%
US CPI	Gov	%	2,30%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%
Diferencial de Inflação Brasil-USA	Cálculo	%	4,26%		3,20%		3,25%		3,27%		3,27%		3,27%		3,27%		3,27%		3,27%		3,27%
Interest Rate
SELIC Average	Focus	%	12,25%		11,67%		10,83%		10,25%		9,50%		9,50%		9,50%		9,50%		9,50%		9,50%
TJPL	BNDES	%	5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%
GDP
Annual grow th rate	Bacen	%	0,45%		1,75%		2,30%		2,50%		2,50%		2,50%		2,50%		2,50%		2,50%		2,50%

Perpetuity value was adopted in this valuation. The valuation includes the explicit period of cash flow between January 1st 2015 and December 31, 2024, and perpetuity the forward.

Sales Revenue

Sales revenues of the explicit period of free cash flow were projected based on information provided by the management of Telefônica Brasil. This information has reliability / reasonableness in the light of market practices, and all the cities involved in the business have been considered, both those in which GVT is present as well as where it could be, divided into 4 categories that guided the projections scenarios: Mature Market (broadband penetration in over 50% of households) with NET (currently main competitor of Telefônica Brasil), Mature Market without NET, Not mature with NET and not mature without NET. Each city profile was analyzed considering the operational strategies of Telefônica Brasil and GVT and certain projections of changes in income over the projected period, based on market behavior and broadband penetration in households in each city. Additionally, Pay-TV revenues, voice and other were projected proportionally to broadband revenue.

A real growth was projected in perpetuity of 1.09% p.y. (Source: Central Bank regarding the average of 10 lower results of GDP growth in the last 20 years).

Operating Costs

Operating costs were estimated based on the percentage of Gross Operating Revenue, obtained from the historical data of the 2012 to 2014 income statement, as well as management information provided by

Telefônica Brasil.

Administrative, Commercial, and Other Expenses

Commercial, general and administrative expenses were determined according to the historical data of the 2012 to 2014 income statements provided by the management of GVT and Telefônica Brasil.

Taxes

i. Sales Taxes

The projections considered the Net Sales Revenue forecast provided by GVT, along the explicit period of Cash Flow

ii. Income Tax and Social Contribution

Calculated according to the current rates and legislation.

Interest and loan amortization

The interest and loan amortization were considered in accordance with the conditions of each of the operation, both in short and long terms, as reported by GVT management.

Adjustments and Contingencies

No adjustments or contingencies were considered, given that the valuation of the Company through FCFF (Free Cash Flow to Firm).

Observations regarding the valuation

Sale of non-operating assets was not considered in the cash flow, nor any income from subsidiaries or affiliates without profit or little equity.

1.3 Valuation Method

Among the several valuation criteria, the one we consider the most appropriate, is the free cash flow, including the purpose of its incorporation to the equity of Telefônica Brasil, considering the provisions of Articles 252 and 256 of Law 6404/76, as amended.

1.4 Discount rate

The discount rate was calculated according to the methodology of Weighted Average Cost of Capital –WACC of Telefônica Brasil, with appropriate application of CAPM (Capital Asset Pricing Model - Asset Pricing Model).

The WACC used in this valuation is the one of Telefônica Brasil since it is the Company that is acquiring GVT. The WACC of Telefónica Espanha was not taken into consideration since it includes other businesses in several countries (other than Brazil) and different from those in Brazil.

The adoption of the WACC of Telefônica Brasil is justified on the basis that GVT is now administered under the policies and guidelines of its purchaser, where the merits and risks iof the business will be responsibility of the new Company: Telefônica Brasil.

The criteria used in the calculation of WACC take into consideration the market indicator data on the base date of December 31, 2014, considering the capital structure of Telefônica Brasil. The indicators used in the WACC calculation are based on historical return of US Treasury securities (20 years) and the S & P, beta of comparable companies in the industry, the Country Risk (Brazil) and the inflation differential between these countries. As a result, the WACC considered in this valuation is 12.535% (nominal fee).

1.5 Value and Valuation methodology

The result of this valuation was based on the future profitability criteria, according to the discounted cash flow methodology, which set a value of R$ 26.4 billion, as below indicated:

Result of the Free
Description	Cash Flow to Firm -
FCFF
Discount Rate (WACC)	12,535%
Real growth rate in Perpetuity	1,090%
Value of the explicit forecast period (R$ thousand)	8.167.234,8
Value of the Perpetuity (R$ thousand)	18.249.876,6
ENTERPRISE VALUE (R$ Thousand)	26.417.111,4

In order to comply with article 256 of Law 6404/76, a range between R$ 24.7 billion and R$ 28.3 billion was established, supported by the sensitivity analysis that considered the WACC and growth of perpetuity, as below indicated:

Description	Minimum Value	Maximum Value
Discount Rate (WACC)	12.735%	12.335%
Real growth rate in Perpetuity	0.590%	1.590%
Value of the explicit forecast period (R$ thousand)	8,092,090	8,243,427
Value of the Perpetuity (R$ thousand)	16,653,608	20,108,238
ENTERPRISE VALUE (R$ Thousand)	24,745,697	28,351,665

2. GOAL

PLANCONSULT Planejamento e Consultoria Ltda (Planconsult) was hired by Telefônica Brasil to establish the value of the shares of GVT, for their economic value, on the base date of December 31, 2014, for the purpose of its incorporation to the equity of Telefônica Brasil. According to Article 256 -Paragraph 1, in conjunction with Article 8 of Law 6404/76, as amended, this valuation will also serve as a basis for (i) approval of the acquisition of GVTPar by the General Meeting of Telefônica Brasil pursuant to Article 256 of Law 6404/76, as amended; and (ii) determining the value of the capital increase of Telefônica Brasil to be formalized due to the merger of GVTPar by Telefônica Brasil under Article 252 of Law 6404/76, as amended.

It is important to mention that the valuation in this Report was conducted taking into consideration the cash flow generated by GVT, the operating Company. GVTPar, is a pure holding company, which holds the investment in GVT as its only asset,. With this in mind, references are made to GVTPar interchangeably in relation to GVTPar and GVT and vice versa.

The valuation was conducted based on the future profitability criteria, using the method of discounted cash flow to present value, using as discount rate WACC (Weighted Average Cost of Capital) which includes the determination of the Company's Total Value - FCFF (Free Cash Flow to Firm).

3. INFORMATION ABOUT THE APPRAISAL COMPANY

3.1 Institution responsible for the appraisal report

Planconsult specialized in the Appraisal of companies and fixed assets, is a market leader in large companies appraisal, focusing on medium and large size customers,. To this effect, we have been successful for over 39 years.

Planconsult provides asset appraisals, business valuations, advisory services in corporate transactions (M&A) and restructuring, for the mainstream industrial and financial Brazilian corporations, domestic as well as multinational.

Planconsult is registered with several Brazilian public agencies for appraisal of fixed assets as well as economic-financial appraisal,, with currently valid registrations. Our works have traditionally been fully approved by the CVM (Brazilian Securities and Exchange Commission), SEC (Securities Exchange Commission - USA). Examples thereof are the launching of VCP’s ADRs, CIMPOR’s IPO, organization of the holding companies of TELEFONICA and Portugal Telecom in Brazil and Appraisal of the Actual Shareholders’ Equity at Market Value (PLR) of VIVO, PERDIGÃO, BATAVIA, and ELEVA.

Planconsult, besides its technical capacity and know-how, facilities, staff and developed and proven own computer systems (hardware and software), also has the necessary and essential field experience, which can be evidenced by the appraisal works performed for private and publicly-held companies such as:

EMPRESA

1) Alicante Comércio, Importação e Exportação Ltda.
2) Allied S.A.
3) Aricanduva S.A.
4) Banco do Brasil - BB – Banco de Investimentos S.A.
   - Brasilveículos Companhia de Seguros
   - Brasilcap Capitalização S.A.
   - Companhia de Seguros Aliança do Brasil
   - Brasilsaúde Companhia de Seguros
   - Brasilprev Seguros e Previdência S.A.
5) Braskem S.A.
6) BRINOX Metalúrgica Ltda.
7) Bunge Fertilizantes S/A
   - Fertilizantes Fosfatados S/A - Fosfértil
   - FosBrasil S/A.
8) CCL Label do Brasil
9) Companhia Siderúrgica de Mogi das Cruzes - COSIM
10) Company S.A.
11) CSN – Companhia Siderúrgica Nacional
    - Cia. Metalúrgica Prada
    - Mineração Casa de Pedra
12) CPFL Geração de Energia S.A.
13) Damovo do Brasil S.A.
14) DIPIL – Indústria Química Dipil Ltda.
15) ENESA Engenharia S.A.
16) Elevadores Atlas Schindler S.A.
17) Empresas Perdigão (incluindo ELEVA)
18) Fibra Experts Empreendimentos Imobiliários Ltda.
19) Fosfértil Fertilizantes Fosfatados S.A.
20) GEP Indústria e Comércio Ltda.
21) Givaudan do Brasil Ltda.
22) Grupo Camargo Corrêa
    - Camargo Corrêa Industrial S.A.
    - Cimento Cauê S.A.
23) Grupo Cimpor
    - Companhia de Cimentos do Brasil (CCB)
    - Companhia de Cimento Atol
    - Companhia Paraíba de Cimento Portland (Cimepar)
    - Cimento Brumado S.A.

EMPRESAS

24) Grupo Electrolux (Prosdócimo, Electrolux e WAP)
25) Grupo Eucatex
26) Grupo Julio Simões
- Lubiani Transportes Ltda.
- Original Veículos Ltda.

27) Gurpo LTM
28) Grupo Marchesan
- Marchesan Implementos e Máquinas Agrícolas "Tatu" S/A
- Marchesan Agro Industrial e Pastoril S/A

29) Grupo Votorantim
- Companhia de Cimento Portland Itaú
- Geral de Concreto S.A.
- Votorantim Celulose e Papel S.A.

30) Grupo Telefônica
- Adquira do Brasil Ltda.
- Katalyx Cataloguing do Brasil Ltda.
- Katalyx do Brasil Ltda.
- Katalyx Transportation do Brasil Ltda.

31) GuardeAqui Self Storage
32) Helbor Empreendimentos S.A.
33) Henkel do Brasil Indústrias Químicas Ltda.
34) Hispamar Satélites S/A
35) Hypermarcas S/A.
- DM Farmacêutica Ltda.
- Assolan
- Quimivale Industrial Ltda.
- Etti Produtos Alimentícios Ltda.
- Sul Química Ltda.
- FINN Administração de Marcas Ltda.
- ÉH Cosméticos S.A.

36) Indústrias Gessy Lever Ltda.
37) Lindencorp Desenvolvimento Imobiliário S.A
38) LOCAR Transportes Intermodais S.A.
39) LOG-IN Logística Intermodal S/A
40) Lojas Americanas S.A.
41) Maersk Brasil Brasmar Ltda.
42) MLS Wireless S.A.
43) NAMISA Nacional Minérios S/A

Besides know-how, facilities, personnel and own computer systems, has the necessary and indispensable experience in mergers, acquisitions and reorganizations of companies, performing:

I. Business Valuation:

a Economic valuation - DCF (including amortization of goodwill);
a Net worth at market value;
a Book value.

II. Fixed and intangible assets valuation, including insurance purposes. III. Economic and financial feasibility studies and business plans.
IV. Technical and financial due diligence.
V. Physical Inventories, deployments and data remodeling for control of fixed assets.

3.2 Description of the internal process for the appraisal report approval

The internal process of review and approval of the work herein presented was performed by a committee of analysts, managers and members of Planconsult, as well as consultants to the Company, with academic and professional background in the areas of business administration, economics, engineering and accounting. This committee approved the report from the exhibition held by analysts, managers and the managing partner responsible for preparing the work.

3.3 Identification and Qualification of the professionals responsible for this Valuation Report

3.4 Disclaimer

This Economic-Financial Valuation Report has been prepared by Planconsult based on the information provided by the management of GVT and Telefônica Brasil, including accounting and financial statements of the company as of 12/31/2014. Planconsult has taken precaution and acted on a highly diligent basis in order to request that information provided by the Company was true and consistent. Notwithstanding the foregoing, it may not warrant that such information is correct and complete. Also public information was considered, such as interest rates, macroeconomic assumptions, growth projections of the company, etc.

Planconsult has not carried out any legal, accounting or other audit processes nor has independently investigated the information made available for purposes of preparing the Economic-Financial Valuation Report. Accordingly, impacts of any other audit or investigation process were not taken into consideration and Planconsult does not undertake any responsibility for the truthfulness, accuracy or extent of the information obtained. Planconsult was assured by the Company that all information provided is complete, correct and sufficient, provided that all the information was prepared in a reasonable manner and that reflect the best estimates and valuations at the time they were made, and the best judgment of the administration of the Company about its future financial performance

3.5 Commercial or credit information that may impact the valuation report

Forward-looking considerations were made, which may be subject to changes, thus modifying the work conclusions. It may not be guaranteed that any of the assumptions, estimates, projections, partial or total results or conclusions used or presented in this Economic-Financial Valuation Report are or may be actually achieved, either fully or partially. The final results may differ from the projections, which may be material. The final results may be also impacted, among other factors, by market conditions. Therefore, no guarantee may be provided by Planconsult as for projections contained in this document being realized or not, especially those occurrence of which depends on future and uncertain events. These considerations about future events, reflect the best estimate on the elements present.

The processed information was not analyzed by Planconsult as to its validity and legal effectiveness, since such analysis is beyond its professional scope. The validity and enforceability of the liens or encumbrances over the Company’s properties have also not been analyzed.

Therefore, Planconsult does not undertake any liability for legal, engineering or finance issues, other than those implicit in the exercise of its specific duties in the case, as primarily set forth in Brazilian laws, codes or regulations.

The companies staff has not, in any way, directed, prevented or acted in any way which could have impaired the access, use or knowledge of the information material for the quality of the work, having declared that all the documents and/or other information available for the valuation and quality of the respective conclusions were provided to Planconsult.

It must be pointed out that all the amounts considered in this work were recorded on a uniform basis as cash values, at the base date of December 31, 2014.

3.6 Absence of conflict of interest

Planconsult as well as their partners, directors and employees have no direct or indirect interest in GVT or Telefônica Brasil, in relation to the subject involved in this Valuation Report nor receive any advantage, without any conflict or pooling of interests, current or potential, that prevents them from preparing this report, including but not limited to, for example, GVT and Telefônica Brasil controllers.

To our best knowledge,, the analyzes, opinions and conclusions expressed in this Valuation Report are based on true and correct data, research and surveys.

The Valuation Report presents all the restrictive conditions imposed by the adopted methodologies, which affect the analyzes, opinions and conclusions contained therein.

Planconsult professional fees are not, in any way, subject to the conclusions of this Valuation Report.

For the Valuation Report preparation, Planconsult used information and audited unaudited data by third parties, provided in writing or verbally by the company management, or obtained from the sources mentioned.

Planconsult assumed as true information and management data supplied by GVT and Telefônica Brasil and has no responsibility regarding its accuracy and completeness.

São Paulo, April 27th, 2015.

PLANCONSULT Planejamento e Consultoria Ltda. CREA: 21973 - SP
CRA: E-1256 - SP
CORECON: RE / 2849 – SP

EDGAR VICTOR SALEM	EDGAR VICTOR SALEM JUNIOR	MARCOS BENEDITO JORGE
CREA: 0600461524	CRA: 82.986 - SP	CORECON: 17.198 - SP
CRA: 12.500 – SP

4. COMPANY PRESENTATION AND BUSINESS CONTEXT

4.1 Brief history of the Company

GVT is a publicly-held company, with unlimited duration, governed by its Bylaws and applicable legal provisions, based in the city of Maringá, Estado do Paraná, Rua João Paulino Vieira Filho, n° 752, CEP 87020-015.

CNPJ: 03.420.926/0001-24 NIRE: 4120420075-3

The Company is engaged to provide telecommunications services, including the transmission of voice, data and information; the sale of equipment and / or telecommunications and electronic accessories; and participation in other companies as a shareholder or member.

The share capital of GVT, fully subscribed and paid, is R$ 1,919,280,354.00 (one billion, nine hundred nineteen million, two hundred eighty thousand, three hundred fifty-four Reais), represented by 1,919,280,354 (one billion nine hundred and nineteen million, two hundred eighty thousand, three hundred fifty-four) registered common shares with no nominal value, distributed among the shareholders as follows: a) GVTPar owns 1,918,604,783 (99.96%) shares; b) GIS 72 owns 675 751 (0.04%) shares.

Company's Balance Sheet – 2012, 2013 e 2014

				Values in R$ thousand
ASSETS	2012		2013		2014
CURRENT ASSETS
Cash and cash equivalents	590.981		496.676		578.485
Accounts receivable	967.583		1.127.245		1.342.687
Taxes recoverable	161.780		203.938		164.238
Prepaid expenses	5.663		12.673		26.824
Other assets	27.669	1.663.676	55.739	1.896.271	23.277	2.135.511

NONCURRENT ASSETS
Deferred taxes	77.966		1.803.590		1.518.102
Taxes recoverable	155.853		117.567		85.377
Other assets	268.552	502.371	241.028	2.162.185	529.970	2.133.449

FIXED ASSETS
Net Assets	6.023.634		7.345.098		8.366.075
Intangible assets	202.767	6.226.401	227.824	7.572.922	221.313	8.587.388

TOTAL ASSETS		8.392.448		11.631.378		12.856.348

					Values in R$ thousand
LIABILITIES AND EQUITY	2012		2013		2014
CURRENT LIABILITIES
Trade accounts payable	803.604		997.694		1.140.303
Deferred VAT payable	48.107		-		530
Loans and financing	106.316		151.142		1.333.295
Taxes, charges and contributions	401.535		416.226		515.262
Loans to related parties	24		-		-
Provision for contingencies	7.648		12.043		15.761
Dividend and interest on equity	-		48.954		145.646
Traffic to pay (DETRAF)	56.511		52.089		38.963
Income tax and social contribution payable	22.187		677		321
Other liabilities	9.213	1.455.145	12.970	1.691.795	19.485	3.209.566

NONCURRENT LIABILITIES
Loans and financing	3.198.987		4.350.968		3.527.412
Deferred revenues	1.180
Loans to related parties	715.294		-		-
Provision - costs with fixed assets disassembly	49.670		47.018		64.746
Traffic to pay (DETRAF)	201.737		66.622		67.742
Deferred VAT payable	21.413		4.633		697
Advance for capital increase	137.936		-		-
Provision for contingencies	32.637		48.854		66.114
Other liabilities	45.336	4.404.190	46.091	4.564.186	23.137	3.749.848

EQUITY
CAPITAL	1.781.345		1.919.281		1.919.281
CAPITAL RESERVES	-		2.556.312		2.577.309
INCOME RESERVES	724.036		882.352		1.399.826
INCENTIVE GRANT TAX	13.757		-		-
OPTIONS - GRANTED RECOGNISED	13.968		-		-
VARIATION SHEET ADJUSTMENTS	7	2.533.113	17.452	5.375.397	518	5.896.934

TOTAL LIABILITIES AND SHAREHOLDERS 'EQUITY		8.392.448		11.631.378		12.856.348

STATEMENT OF FINANCIAL RESULTS		Values in R$ thousand
	2012	2013	2014
NET OPERATINGREVENUE	4.300.562	4.861.473	5.484.743
COST OF SALES	1.270.385	2.220.166	2.542.399
S, G & A	2.116.409	2.334.442	2.008.111
OPERATING INCOME	913.767	306.865	934.233
INCOME BEFORE TAXES	913.767	306.865	934.233
TAXES	292.350	77.811	302.594
NET INCOME	621.417	229.054	631.639

4.2 Brief description of the market segment

GVT is a Brazilian Company operating since November 2000, which provides nationwide broadband services with ultra-speed, cable TV and fixed telephone solutions for residential and corporate sectors.

The company is part of the Vivendi group, a world leader in production and distribution of content in the digital age.

4.3 Brief analysis of the sector where the company operates

Present in 156 cities in the country, has more than 6 million telecommunications lines in service and more than 800,000 Pay TV spots, also the highest Internet penetration rates in the Brazilian market by offering products based on innovation and quality.

Growth curves, historical and projected period, by segment (Source: Ovum and Pyramid):

Forecast Fixed Line revenues in Brazil 2013-2018

According to recent information from Frost & Sullivan there is a recovery trend of the voice market for the SME segment (Specialized Mobile Service), which should reach 55% of total segment revenues and mitigate the projected fall (Source: Frost & Sullivan 2013).

Data Market revenue forecast for Brazil 2013-2018

The market data continues to expand with little slowdown every year, especially in large companies (Source: Frost & Sullivan 2013).

4.4 Macroeconomic assumptions used in the preparation of the report

This economic and financial valuation of GVT was developed under the prevailing economic environment on the base date of December 31, 2014.

The macroeconomic assumptions used in the projection of free cash flow were prepared jointly by Planconsult and Telefônica Brasil, based on public information, and are described below:

	Source	Unit	2015	E	2016	E	2017	E	2018	E	2019	E	2020	E	2021	E	2022	E	2023	E	2024	E

Exchange Rate
Average	Focus	R$/US$	2,71		2,76		2,79		2,86		2,74		2,78		2,88		2,97		3,07		3,17
Final	Focus	R$/US$	2,78		2,81		2,84		2,92		2,74		2,83		2,92		3,02		3,12		3,22
Inflation
IPCA	Focus	%	6,66%		5,68%		5,73%		5,75%		5,75%		5,75%		5,75%		5,75%		5,75%		5,75%
IGP-M	Focus	%	6,14%		5,25%		4,50%		4,50%		4,50%		4,50%		4,50%		4,50%		4,50%		4,50%
US CPI	Gov	%	2,30%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%		2,40%
Diferencial de Inflação Brasil-USA	Cálculo	%	4,26%		3,20%		3,25%		3,27%		3,27%		3,27%		3,27%		3,27%		3,27%		3,27%
Interest Rate
SELIC Average	Focus	%	12,25%		11,67%		10,83%		10,25%		9,50%		9,50%		9,50%		9,50%		9,50%		9,50%
TJPL	BNDES	%	5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%		5,00%
GDP
Annual grow th rate	Bacen	%	0,45%		1,75%		2,30%		2,50%		2,50%		2,50%		2,50%		2,50%		2,50%		2,50%

In the present valuation was adopted value in perpetuity. This valuation comprehends the explicit cash flow period between Jan 1st, 2015 and dec 31th, 2024, and later perpetuity.

4.5 Relevant investment projects that have been considered in the valuation, indicating the amounts involved and the financial impact

Investments in GVT were estimated based on historical CAPEX for Net Revenue and inflation, projected over the period.

5. COMPANY'S VALUE BY DIFFERENT CRITERIA

Traditional methodologies used in business valuation are explained below, including an explanation when they are used or not.

a) Weighted average price of the shares – not used in this case since GVT shares are not traded in a stock exchange or over-the-counter markets, and therefore is not an appropriate basis for the valuation of the company.

b) Book value - not used in this case since it focuses the enterprise's past performance and does not take into account future projections of potential return of capital to the shareholders.

c) Multiples of comparative transactions and market - not used in this case since the Company does not have shares traded on the stock exchange. Therefore, it is not possible to establish the relationship of values with other comparable companies.

d) Net worth at market value - a "static picture" and therefore discarded. This methodology only considers the market value of tangible assets and liabilities adjusted to market value, not including therefore fair values of intangible assets, which are present in most of the companies, and therefore not considering the prospect of future profitability of the company;

e) Free Cash Flow to Firm (FCFF) - is the used method, since it is the most appropriate in order to reflect the company's profitability perspective, and considers the value of the intangible assets.

6. METHODOLOGY CONSIDERATIONS

The purpose of this valuation’s is to establish the economic value of the GVT company, in a DCF basis.

The Free Cash Flow to Equity method is used in valuing a Company according to the present value of the cash flow it generates,. The valuation is carried out by analyzing all the income and capital accounts influence the operational results, as well as assets which do not generate cash flows, but have a market value for sale (realization).

After the initial understanding of the business (a stable, cyclic Company with growth potential, useful assets, undergoing a restructuring process, etc.), we considered its historic aspects and a defined scenario, projected the company’s growth model (stability, and growth in one, two or more stages) and the variables; sales, costs, new investments required for the expansion and technological adequacy of the business, as well as the operational investments, replacement, and cash recovery from depreciation and amortization, and defined the residual value of the assets, as applicable.

The overall business risk is determined as per the business nature risk, its stage of development or maturation, the competing conditions arising out of the industry structure (oligopoly or competitive scenario), and the globalization. We have further considered the interest rate free of risk in the economy. In general, the discount rate reflects expectancy based on similar investment opportunities at the present time.

Throughout the appraisal process, we took into consideration the existence of eventual non-operational assets and their realization, as well as the existence of cash surplus at the initial date of the project, as well as the residual value of the assets, if applicable.

The period during which cash generation is computed is, in general, such time as is consistent with the life of the assets and the technical and marketing feasibility of the Company.

We developed the valuation process with the identification of the business model and the Company’s market position, considering, whenever possible, the current stage of adjustment of the Company to the globalization process, in particular as far as it refers to price, costs and standard of products and services.

Two aspects of this method deserve special attention: the Time Frame of the Free Cash Flow and the discount rate, which reflects Capital Cost. As for the Time Frame of the cash flow, the appraisal of the Company was carried out in two different periods, during and after a certain explicit forecasting period. Therefore, we have:

Present value of the Free Cash Flow (FCF) during the explicit period: is the present value resulting from the operating cash flows during a certain period of time that is feasible for projections, according to the type of activity of the Company.

Perpetual value: also defined as residual value or terminal value, is the value for the period after the last year of the explicit period. It is calculated as from the FCF result for the period subsequent to the last projection period, divided by the discount rate adopted, deducted from the perpetual growth rate, that is:

Residual Value	=	Net Result of last year’s explicit forecasting period (n+1)
(Discount rate) – (perpetual growth rate)

Where:

n is the number of forecasting periods.

The discount rate of the Free Cash Flow (FCF) is the Weighted Average Cost of Capital, as defined by the WACC methodology, shown in the item 7.2 below.

All the cash flow elements must be discounted to their present values and, in totaling these results, their net present value is achieved, which reflects the market value of the Company, pursuant to the method of the Free Cash Flow to Firm, discounted at present value.

The present value concept includes the notion of the opportunity cost of capital. The discount rate reflects the return that the shareholders of the Company are able to obtain on the market, on an investment with a similar profile.

Important Notes:

a) In the present valuation, a value in perpetuity was adopted. This valuation comprehends the explicit cash flow period between Jan 1st, 2015 and dec 31th, 2024, and perpetuity, thereafter.

b) All projections are based on nominal values (R$), therefore contemplate inflation.

7. CASH FLOW ASSUMPTIONS

The information used to value GVT was based on information such as audited balance sheet of 2012-2013 (Jan. through Dec.) and non-audited balance sheet of 2014, strategic projections, investments, loans, taxes, administrative and business expenses, all provided by GVT and Telefônica Brasil.

The operational assumptions used in the projection of the cash flow of the Company are presented as follow:

7.1 Time Frame

The Discounted Cash Flow is forecasted for an explicit period of 10 years (jan2015-dec/2024)

7.2 Discount Rate

To discount the free cash flow to firm (FCFF), it was estimated a discount rate of 12.535% according to the standard methodology of Weighted Average Cost of Capital (WACC), which is represented by:

where:

• WACC - Weighted Average Cost of Capital;
• Ke: Cost of Equity;
• Kd: Cost of Debt;
•T: Income Tax Rate;
•E: Shareholder’s Equity;
• D: Net Debt.

All data for the calculation of the discount rate were provided by Telefônica Brasil administrators.

7.3 Sales revenues

As previously mentioned, the main assumptions of GVT’s revenue projection for the period jan/2015-dec/2024 are sustained in historical data and strategic actions of the Company, as well as market forecasts provided by the management of Telefônica Brasil (information at their degree of reliability / reasonableness in the light of market practices), represented by the graphs below:

7.4 Operational Expenses

Operational expenses were estimated based on the percentage of Gross Operating Revenue, obtained from the historical data of the 2012 to 2014 income statement, provided by the management of GVT and market forecasts provided by the management of Telefônica Brasil.

7.5 Administrative, Selling and Other Expenses

Commercial, general and administrative expenses were determined according to the historical data of the 2012 to 2014 income statement, provided by the management of GVT and market forecasts provided by the management of Telefônica Brasil.

7.6 Depreciation and amortization a) Historical

Calculated resulting from the balance to depreciate on December 31, 2014, according to each relevant fixed assets accounts.

b) Investiments

Investments are also depreciated linearly from the year of its implementation, in accordance with the relevant rates for each fixed assets account.

7.7 Interest and loans amortization

Interest and loan amortization were considered in accordance with the conditions of each of the operations, both short and long terms, as reported by GVT management.

7.8 Investiments

Investments in GVT were estimated based on historical CAPEX for Net Revenue and inflation, projected over the explicit period.

7.9 Taxes

Sales taxes: The projections were considered from the Net Sales Revenue forecast by GVT, along the explicit period of Cash Flow

Income Taxes and Social Contribution: Calculated according to the current legislation rates.

7.10 Working Capital Variation

The changes in working capital requirement were calculated based on the effective maturities of the historical operating assets and liabilities of GVT, applied in proportion to the amounts of net income projected over the explicit period of the cash flow.

7.11 Sinergies

The synergies that GVT brings to the operation of Telefônica Brasil were considered.

7.12 Notes regarding the valuation

The sale of non-operating assets was not considered in the cash flow, nor any income of cash from subsidiaries or affiliates without profit or little equity.

7.13 Subsequent Events

This valuation does not reflect events occurring after the closing date of this report. No relevant facts which have occurred between the base date of the valuation and the closing date of this report were brought to the attention of Planconsult.

Up to the the closing date of this report, Planconsult is unaware of any event that can substantially change the valuation result.

7.14 Summary of Operating and Financial Projections

8. CONCLUSION

Therefore, in Dec/31/2014 the Firm Value attributed to GVT was defined, according to assumptions mentioned above, as shown in the Discounted Cash Flows (APPENDIX A).

The result of this valuation was based on the future profitability criteria, with the use of the discounted cash flow methodology, which set a value of R$ 26.4 billion, as below indicated:

Description	Result of the Free Cash Flow to Firm - FCFF
TOTAL VALUE
FCFF
Discount Rate (WACC)	12.535%
Real growth rate in Perpetuity	1.090%
Value of the explicit forecast period (R$ thousand)	8,167,235
Value of the Perpetuity (R$ thousand)	18,249,877
ENTERPRISE VALUE (R$ Thousand)	26,417,111

In order to comply with article 256 of Law 6404/76, a range between R$ 24.7 billion and R$ 28.3 billion was established, supported by the sensitivity analysis that considered the WACC and growth of perpetuity, as below indicated:

Description	Minimum Value	Maximum Value
Discount Rate (WACC)	12.735%	12.335%
Real growth rate in Perpetuity	0.590%	1.590%
Value of the explicit forecast period (R$ thousand)	8,092,090	8,243,427
Value of the Perpetuity (R$ thousand)	16,653,608	20,108,238
ENTERPRISE VALUE (R$ Thousand)	24,745,697	28,351,665

It is important to emphasize that the Company’s valuation was based on assumptions defined and informed by Telefônica Brasil.

9. ANNEXES

ANNEX A – Value Summary, Discount Rate, Free Cash Flow to the Firm - FCFF and Free Cash Flow Synergies

ANNEX B – Financial Statements 2012, 2013 and 2014 – GVT

ANNEX C – Amendment of Articles of Association – Bylaws – GVT

ANNEX D – Material Fact Telefônica Brasil

A N N E X E S

ANNEX A

Value Summary, Discount Rate, Free Cash Flow to the Firm - FCFF and Free Cash Flow Synergies

GVT - Global Village Telecom S.A.
Free Cash Flow to Firm		SUMMARY OF CASH FLOWS - VALUATION
Base Date: 12/31/2014

Description	Result of the Free Cash Flow to Firm - FCFF
	Enterprise Value	Value of	TOTAL VALUE
	Stand Alone	Synergies	FCFF
Discount Rate (WACC)	12.535%	12.535%	12.535%
Real growth rate in Perpetuity	1.090%	1.090%	1.090%
Value of the explicit forecast period (R$ thousand)	3,858,547	4,308,688	8,167,235
Value of the Perpetuity (R$ thousand)	12,143,568	6,106,309	18,249,877
ENTERPRISE VALUE (R$ Thousand)	16,002,115	10,414,997	26,417,111

GVT - Global Village Telecom S.A.
Free Cash Flow to Firm	SUMMARY OF THE VALUATION - SENSITIVITY ANALYSIS
Base Date: 12/31/2014

Description	Minimum Value	Result of the Free Cash Flow to Firm - FCFF	Maximum Value
Discount Rate (WACC)	12.735%	12.535%	12.335%
Real growth rate in Perpetuity	0.590%	1.090%	1.590%
Value of the explicit forecast period (R$ thousand)	8,092,090	8,167,235	8,243,427
Value of the Perpetuity (R$ thousand)	16,653,608	18,249,877	20,108,238
ENTERPRISE VALUE (R$ Thousand)	24,745,697	26,417,111	28,351,665

GVT - Global Village Telecom S.A.
Free Cash Flow to Firm
Base Date: 12/31/2014
							In Thousand Reais					BASE YEAR OF
P&L and Cash Flow		2,015	2,016	2,017	2,018	2,019	2,020	2,021	2,022	2,023	2,024	PERPETUITY

NET OPERATING REVENUE		6,143,044	6,848,552	7,660,812	8,605,004	9,628,425	10,664,352	11,770,580	12,958,816	14,246,796	15,689,997	15,689,997

(-) OPERATING COSTS		1,961,360	2,238,816	2,594,706	2,999,695	3,457,825	3,908,749	4,428,216	4,986,632	5,574,447	6,235,757	6,110,454

CONTRIBUTION MARGIN		4,181,685	4,609,736	5,066,106	5,605,309	6,170,600	6,755,602	7,342,364	7,972,183	8,672,349	9,454,240	9,579,543
		68.1%	67.3%	66.1%	65.1%	64.1%	63.3%	62.4%	61.5%	60.9%	60.3%	61.1%
S, G & A		1,717,556	1,891,493	2,075,483	2,294,763	2,497,962	2,708,019	2,932,026	3,163,750	3,414,752	3,688,542	3,688,542

EBITDA		2,464,129	2,718,243	2,990,623	3,310,545	3,672,638	4,047,583	4,410,339	4,808,433	5,257,597	5,765,699	5,891,001
		40.1%	39.7%	39.0%	38.5%	38.1%	38.0%	37.5%	37.1%	36.9%	36.7%	37.5%
(-) Depreciation and Amortization		1,772,568	1,735,384	1,881,616	2,097,273	1,206,698	1,434,513	1,756,138	2,088,993	2,351,189	2,414,602	2,471,395

EBIT		691,561	982,859	1,109,007	1,213,272	2,465,941	2,613,070	2,654,200	2,719,440	2,906,408	3,351,097	3,419,607

(-) Income Taxes and Social Contribution		235,107	233,896	263,920	288,735	649,179	765,001	902,404	924,586	988,155	1,139,349	1,162,642

NET INCOME		456,454	748,962	845,087	924,537	1,816,762	1,848,069	1,751,796	1,794,854	1,918,253	2,211,748	2,256,964

(+) Depreciation and Amortization		1,772,568	1,735,384	1,881,616	2,097,273	1,206,698	1,434,513	1,756,138	2,088,993	2,351,189	2,414,602	2,471,395
(-) Investiments		2,001,617	2,159,990	2,111,768	2,404,947	2,482,479	2,504,545	2,591,993	2,467,798	2,529,128	2,591,982	2,384,625
(-) Working Capital Investments		70,248	71,891	89,499	60,372	92,815	105,597	93,667	130,009	120,337	132,481	132,481

FREE CASH FLOW TO FIRM		157,158	252,466	525,437	556,492	448,165	672,440	822,275	1,286,041	1,619,977	1,901,886	2,211,253

x Discount Factor		0.9427	0.8377	0.7444	0.6614	0.5878	0.5223	0.4641	0.4124	0.3665	0.3257	0.2894

PRESENT VALUE - FREE CASH FLOW TO FIRM		148,146	211,481	391,112	368,088	263,417	351,213	381,634	530,391	593,694	619,371

Discount rate assumed (% p.y.) = WACC	12.535%

PRESENT VALUE - FREE CASH FLOW TO FIRM (10 YEARS)	3,858,547

(+) PRESENT VALUE OF PERPETUITY	12,143,568

= TOTAL VALUE OF FREE CASH FLOW TO FIRM	16,002,115

GVT - GLOBAL VILLAGE TELECOM S.A.
Free Cash Flow to Firm
SUMMARY - SYNERGY GAINS GVT- Telefônica
Base Date: 12/31/2014								In Thousand Reais

	TOTAL	TOTAL	2,015	2,016	2,017	2,018	2,019	2,020	2,021	2,022	2,023	2,024	PERPETUITY
		10 anos

RESULT OF SYNERGY GAINS	10,414,997	4,308,688	489,876	484,871	568,731	527,340	413,403	499,280	342,534	335,170	325,748	321,735	6,106,309

OPEX and CAPEX in the network	4,125,258	2,139,374	443,604	387,004	316,760	256,362	156,096	242,760	91,390	85,367	79,775	80,256	1,985,884
S, G & A	982,041	218,758	6,198	9,561	-15,090	9,292	22,269	28,140	33,370	37,924	41,837	45,257	763,283
REVENUE INCREASE	2,349,361	834,865	35,554	69,280	100,941	91,437	90,994	90,575	90,120	89,628	89,071	87,265	1,514,496
Pay TV	2,372,156	897,691	19,730	18,443	159,320	125,868	104,544	102,595	96,200	94,127	89,973	86,892	1,474,465
Corporate Market	586,181	218,001	-15,210	584	6,800	44,381	39,500	35,209	31,453	28,125	25,092	22,067	368,180

Discount rate assumed (% p.y.) = WACC	12.535%

PRESENT VALUE - FREE CASH FLOW TO FIRM (10 YEARS)	4,308,688

(+) PRESENT VALUE OF PERPETUITY	6,106,309

= TOTAL VALUE OF FREE CASH FLOW TO FIRM	10,414,997

GVT - Telefônica
Base Date: 12/31/2014

Weighted Average Cost of Capital - WACC	nominal fee Brazil

WACC = Ke * (E/(D+E) + Kd * (D/(D+E) * (1-T) ===>	12.535%

Avenida das Nações Unidas, 13.797 • bloco II - 17º andar
04794 000 • São Paulo • SP • Brasil
[11] 3014 7200
www.planconsult.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 14, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director